Company – Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

02 SEP 24 AM 9:29

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE
www.lendlease.com

12 September 2002

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A

SUPPL

Attention: Filing Clerk

PROCESSED
OCT 0 2 2002
THOMSON
FINANCIAL

Dear Sir

Re: **Company:** **Lend Lease Corporation Limited**
File No: **82 - 3498**

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Document
12 September 2002	Announcement to Australian Stock Exchange Lend Lease and Lensworth Agree to Conclude North Lakes Joint Venture

Yours faithfully

A P Ho
Assistant Company Secretary

dlw 9/24

LL0004

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
61 2 9236 6111
Facsimile
61 2 9252 2192
DX 10230 SSE

12 September 2002

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: Three (3) pages

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

LEND LEASE AND LENSWORTH AGREE TO CONCLUDE NORTH LAKES JOINT VENTURE

Lend Lease Corporation Limited ("Lend Lease") and Lensworth Group Limited ("Lensworth"), a subsidiary of Foster's Group Limited, have today announced their agreement to conclude the Joint Venture between the two companies for the development of the North Lakes project in South East Queensland.

Lend Lease has accepted a $42.5 million offer from Lensworth for its interest in North Lakes, a 1000 hectare, master planned urban community 25 kilometres north of Brisbane that the Joint Venture partners have been developing since 1999.

The sale of its interest will generate a net profit after tax for Lend Lease in the order of $11 million.

Further details are included in the attached media statement.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary

Attch

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

Media Release 12 September 2002

LEND LEASE AND LENSWORTH AGREE TO CONCLUDE NORTH LAKES JOINT VENTURE

Lend Lease Corporation Limited ("Lend Lease") has accepted a $42.5 million offer from Lensworth Group Limited ("Lensworth"), a subsidiary of Foster's Group Limited, concluding the Joint Venture between the two companies on the North Lakes project in South East Queensland.

North Lakes is a multi award winning, 1000 hectare, master planned urban community 25 kilometres north of Brisbane that the Joint Venture partners have been developing since 1999. The project is well advanced, with approximately 1300 housing lots (almost 20%) already sold and all major infrastructure in place.

The Joint Venture with Lensworth was based on Lend Lease and Lensworth jointly contributing capital to the development of Lensworth land at North Lakes using Lend Lease resources and expertise as Development Manager

However, Lensworth has now chosen to pursue an independent development role for its land holdings. As a result, both parties have agreed that it is in their best interests, as well as those of the North Lakes community and other stakeholders, to dissolve the Joint Venture. Development management responsibilities for the project have been transferred to Lensworth.

Chief Executive of Lend Lease's Real Estate Solutions business in Asia Pacific, Des Marks, said the price Lend Lease has accepted for its share of the Joint Venture reflected the success achieved in establishing North Lakes and the project's promising outlook.

"We are very proud of the Joint Venture's achievements at North Lakes. It has been converted from a disused pine plantation site and rezoned as an important urban regional centre for the burgeoning Brisbane – Sunshine Coast corridor.

"North Lakes is now one of the fastest growing communities in Australia, setting new standards in urban planning, marketing innovation, environmental initiatives and community infrastructure.

"The sale price for our share reflects the value added through these achievements.

"It delivers an excellent return on Lend Lease's investment and an appropriate, risk-free share of the profits we could expect to achieve over the remaining years it will take to complete North Lakes," Mr Marks said.

Integrated urban community development is a very successful and core business for Lend Lease. Lend Lease intends to remain a long term participant in the other 20 urban community projects that it is undertaking in Australia. Together, these projects span more than 40,000 lots on approximately 8,700 hectares of land, and involve partnering agreements with more than a dozen different landowners.

ENDS

MEDIA ENQUIRIES:

Lend Lease Corporation
Roger Burrows
Tel: (02) 9236 6116

Cosway Australia
John Frey
Tel: 0411 361 361